November 15, 2005

VIA EDGAR AND OVERNIGHT MAIL

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             Aon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Response Letter Dated June 2, 2005

File No. 1-07933

Dear Ms. Blye:

I write in response to your letter dated October 18, 2005.  In your letter, you requested that Aon Corporation provide information regarding: (1) whether any of its subsidiaries have, or have had, operations in Sudan and whether such operations pose a risk to Aon’s reputation and share value; and (2) whether Aon’s non-U.S. subsidiaries’ operations in Iran pose a risk to Aon’s reputation and share value in light of certain recently enacted or proposed state legislation.

1.                                      Sudan

Aon Corporation’s U.S. subsidiaries do not do business in Sudan, in accordance with U.S. law.  As Aon previously informed Staff, prior to April 1, 2005, some Aon non-U.S. subsidiaries had done a very small amount of business relating to clients or transactions in Sudan, but as of April 1, 2005, Aon Corporation adopted a policy requiring even its non-U.S. subsidiaries to terminate any business relating to Sudan or Burma.  Although non-U.S. subsidiaries have been permitted to undertake this process in an orderly manner – e.g., non-U.S. Aon insurance brokerage subsidiaries, consistent with their obligations as brokers, are not dropping clients in the middle of the year prior to annual policy renewals but are instead advising clients to hire new brokers for such renewals – even these sorts of limited and transitional activities will soon cease.  Because Aon has adopted a policy forbidding even its non-U.S. subsidiaries from doing business in Sudan, Aon does not believe that any remaining activities by these subsidiaries relating to Sudan pose a current risk to its reputation or share value.  In addition, Aon believes that its new policy is consistent with the legislation referenced by the Staff requiring divestment from, or reporting of interests in, companies that do business in Sudan.

2.                                      Iran

Aon Corporation’s U.S. subsidiaries do not do business in Iran, in accordance with U.S. law.  With respect to its non-U.S. subsidiaries, as previously disclosed to the Staff, earlier this year Aon Corporation senior management commissioned a report evaluating whether to terminate even its non-U.S. subsidiaries’ activities relating to Iran.  Aon’s Compliance Department has conducted interviews and gathered information from our non-U.S. business units and is currently in the process of preparing this report.  The report will be delivered to senior management at the end of the year, and will take into consideration, inter alia, whether Aon’s non-U.S. subsidiaries’ activities relating to Iran might have an adverse effect on Aon Corporation’s reputation or share value.  In particular, our Compliance Department has reviewed the legislation adopted by the states of Arizona and Louisiana and will monitor whether other jurisdictions adopt similar legislation.  As our Compliance Department is still in the process of preparing the report for senior management, it would be premature to make a commitment to the Staff with respect to the future of our non-U.S. subsidiaries’ operations in Iran or Aon’s position on whether such legislation might have an adverse effect on its reputation or share value.  However, at this time, we have been unable to discern any adverse effect on our reputation from the legislation in Arizona and Louisiana or the proposed legislation in other states.

If you have any questions with regard to these responses, need further supplemental information, or want to discuss any of the matters covered by this letter, please do not hesitate to contact me.

Very truly yours,

/s/ D. Cameron Findlay
D. Cameron Findlay